VOYA LETTERHEAD

LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

August 30, 2016

BY EDGARLINK

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Voya Insurance and Annuity Company and its Separate Account B
Post-Effective Amendment No. 51 to Registration Statement on Form N-4
Prospectus Titles: Voya GoldenSelect Landmark®, Voya GoldenSelect Legends® and Wells Fargo Landmark
File Nos.: 333-30180 and 811-05626

Ladies and Gentlemen:

Voya Insurance and Annuity Company (the “Company”) respectfully advises the Staff and the Company hereby acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes in disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (860) 580-2824.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

PLAN | INVEST | PROTECT	Voya Logo